UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 8, 2011, entitled "Statoil ASA closes subsequent offering period relating to tender offer for Brigham Exploration Company".

Statoil ASA closes subsequent offering period relating to tender offer for Brigham Exploration Company

Statoil ASA (OSE: STL, NYSE: STO) ("Statoil") and Brigham Exploration Company (NASDAQ: BEXP) ("Brigham") today announced that more than 92.2 percent of the outstanding shares of Brigham's common stock have been tendered to Statoil, (excluding shares purchased by Statoil from Brigham).

The Brigham stockholders have tendered 109,400,549 shares of Brigham common stock, par value $0.01 per share (the "Shares"), to Statoil's indirect, wholly owned subsidiary, Fargo Acquisition Inc. ("Purchaser"), pursuant to the offer to purchase dated October 28, 2011, which, when added to the 6,249,857 Shares separately purchased by Statoil from Brigham, represents more than 92.6 percent of the outstanding Shares. The subsequent offering period expired at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. Purchaser has accepted for payment, and will promptly pay for, all Shares tendered during the subsequent offering period.

As the final step of the acquisition process and following payment for all Shares validly tendered on or prior to the expiration of the tender offer, Statoil and Purchaser expect to effect a short-form merger under Delaware law as promptly as practicable. At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time will cease to be issued and outstanding and (other than Shares then owned by Statoil, Brigham or Purchaser or any of their respective direct and indirect wholly owned subsidiaries and Shares that are held by any stockholders who properly demand appraisal in connection with the merger) will be converted into the right to receive an amount in cash equal to the offer price of US$36.50, without interest thereon and less any applicable withholding taxes. Brigham will be the surviving corporation in the merger and an indirect, wholly owned subsidiary of Statoil. Following the merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market.

Questions and requests for assistance regarding the tender offer may be directed to the information agent for the offer, Innisfree M&A Incorporated at (877) 687-1875 or (212) 750-5833.

Further information:

Investor relations Norway:
Hilde Merete Nafstad, senior vice president, investor relations, mobile: +47 957 83 911

Investor relations US:
Morten Sven Johannessen, vice president, investor relations USA, mobile: +1 203 570 2524

Press Norway:
Jannik Lindbæk jr., vice president, media relations, mobile: +47 977 55 622
Bård Glad Pedersen, press spokesperson, media relations, mobile: +47 918 01 791

Press US:
Ola Morten Aanestad, vice president, North America communication, mobile: +1 713 498 0585

Forward-Looking Statements

All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; and plans for future development and operation of projects, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties' abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the merger; the possibility that various other conditions to the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 8, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer